MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on November 4, 2026, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2025 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with International Financial Reporting Standards "IFRS", provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•Average revenue per ounce for at-market sales;
•Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
1.    HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a significant growth profile and mineral endowment, operating four mines across Côte d'Ivoire, Mali, and Ethiopia, including the recently commissioned Kurmuk Mine, which with the introduction of ore to the plant, is now in production and will ramp up into the end of the year. Allied plans to continue building on this base through expansion and optimization initiatives at its existing operating assets, the development of new mines, and the advancement of its exploration projects.

Allied is positioned for substantial growth, with a path to increase sustainable production, before inclusion of Kurmuk, from 375,000 to 400,000 ounces, to approximately 800,000 ounces per year by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's transformational growth projects such as ongoing Sadiola expansion project, the Kurmuk Mine in Ethiopia, for which commissioning activities started in the third quarter and for which operations have begun, and the exploration success with a proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased growth projects that can be implemented quickly, such as the ongoing increase of throughput in Bonikro, the development of the Oume mining area, among others.

Allied is committed to developing high-quality mining assets and delivering shareholder value and returns. This is achieved by investing in high-potential generational assets and implementing operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

Operational, Earnings and Cash Flows Highlights:

For the three months ended September 30, 2026, unless otherwise noted

•Quarterly consolidated production of 91,195 gold ounces, with operating mines in line with plan and representing a 5% increase over comparative prior year period production, as follows:

	For three months ended September 30, 2026	For three months ended September 30, 2025
Sadiola	42,291	42,174
Bonikro	28,644	21,953
Agbaou	20,260	22,893
Consolidated	91,195	87,020
•Bonikro and Agbaou delivered strong operational performance during the quarter, exceeding plan and production for the comparative prior year period. Based on proximity and for other reasons relating to efficiency, the Company has taken steps to integrate management of these mines, treating them effectively as one mining complex. The positive operational momentum heading into the final quarter of the year positions the CDI Complex well to meet or exceed planned annual production.

•Production at Sadiola compares favourably to plan and to production for the prior year quarter. The Company has identified a number of opportunities to improve production and reduce costs which the Company has now begun to implement, having previously postponed them during the Zijin Transaction. In addition, the Company has also terminated shorter term arrangements with equipment contractors and updated its main mining contractor's mining service agreement for all of its operations to reinforce their commitment to establish a more comprehensive program of investment and optimization. The amended agreement includes contractual commitments relating to operational improvement initiatives, increased investment in fleet reliability and equipment availability. Further, the Company is focusing on mine optimization efforts and additional drilling to support grade reconciliation and mine planning. All of these efforts are expected to provide a benefit across all operations, although with a proportionately greater benefit to Sadiola. Since these initiatives and arrangements commenced, early results have been favourable, and the Company has begun to experience improvements in equipment availability with
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
additional replacement units and critical parts currently in progress. This is expected to further improve equipment reliability, enhance operating performance, and support lower mining costs going forward. Consequently, operations in the fourth quarter are expected to further improve over prior quarter this year, with ongoing improvements continuing into 2027.

Fourth quarter production is also expected to increase with the availability of higher-grade fresh and oxide ores in the mining sequence.

•As previously disclosed, production is expected to be weighted toward the second half of the year, particularly the fourth quarter, with production increases expected at Sadiola. Production at the Kurmuk Mine will add to expected production increases. Kurmuk is expected to provide a meaningful contribution to production in its full year, and importantly cash flow, due to it having the lowest cost profile of the Company.

•For 2026, the Company’s operating mines are expected to produce 375,000 to 400,000 gold ounces, consistent with their historical production profile, and Kurmuk is expected to contribute 25,000 to 35,000 gold ounces in its partial first year, for a total of 400,000 to 435,000 gold ounces. At the midpoint of the range this represents approximately a 10% increase over 2025 production.

•The annual production for the current operating mines, before inclusion of Kurmuk, is expected to be consistent into 2027 with previous outlook provided for these mines of 375,000 to 400,000 ounces. Kurmuk is expected to contribute an additional 240,000 to 270,000 ounces in 2027. In total, the production outlook for next year ranges from 615,000 to 670,000 ounces, up approximately 54% over the midpoint of the 2026 production outlook.

•The Kurmuk Mine, together with ongoing optimization and growth initiatives at Sadiola, the previously announced extension of Bonikro's mine life, and continued growth in Mineral Reserves and Mineral Resources at the CDI Complex, further reinforce the scale, quality, and longevity of the Company's asset portfolio. The commencement of production at the Kurmuk Mine marks a significant milestone for the Company. With its expected robust annual production profile at a low cost structure, Kurmuk is anticipated to meaningfully and disproportionately enhance Allied's cash flow generation and support a step change in the Company's production, profitability, and capacity to deliver increased value to shareholders.

•Sales of 92,532 gold ounces, with only minor timing differences in relation to production resulting from the scheduling of shipments and the sale of inventory.

•Total cost of sales(4), cash costs(1) and AISC(1) were $2,416, $2,181, and $2,378, respectively, per ounce sold on a consolidated basis for the third quarter. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs.

•Operating highlights by mine for the quarter as follows:

For three months ended September 30, 2026	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	42,291	42,645	$2,889	$2,756	$2,876
Bonikro Gold Mine	28,644	30,094	$1,747	$1,411	$1,670
Agbaou Gold Mine	20,260	19,793	$2,416	$2,114	$2,384
Total	91,195	92,532	$2,416	$2,181	$2,378

•As at September 30, 2026, the Company had cash and cash equivalents of $379.1 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. Cash balances are expected to increase through the remainder of the year, supported by the start of operations at the Kurmuk Mine.

•Net cash generated from operating activities for the quarter was $12.3 million. Operating cash flows before income tax paid, claim settlements and movements in working capital were an inflow of $115.6 million. Changes in working capital reflect normal operating fluctuations, primarily related to the planned buildup of stockpiles, the timing of VAT receivable recoveries, and the impact of the payable fluctuations.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
•Net Earnings Attributable to the Shareholders of the Company (“Attributable Net Earnings”) for the three months ended September 30, 2026 were $29.1 million or $0.22 per share. Management believes that certain adjustments for items that may not be reflective of current and ongoing operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $49.3 million or $0.37 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2026 were $121.0 million and $139.8 million respectively. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. To maintain consistency in showing underlying economic results, these losses are excluded from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•At Kurmuk, commissioning activities started in the third quarter. Development of the mine continued to meet key execution milestones during the quarter, including connection to the national grid, first ore to the crushing circuit and the build-up of ore stockpiles. Commissioning progressed across the crushing, reclaim, milling and raw water systems, supported by the completion of the initial grid power connection and the availability of medium-voltage power in September 2026. Mining activities are now sufficient to feed the plant, with mining occurring at expected production run rates. Ore stockpiles of approximately 1.5 million tonnes have been established to support three months of plant feed during the production ramp-up. The grade of the stockpiled ore is higher than the Mineral Reserve grade. Exploration programs continued to test extensions of known deposits and evaluate new mineralized zones, with the objective of defining a mineral inventory exceeding 5 million ounces. Subsequent to quarter-end, the crushing and supporting infrastructure were completed, ore was introduced into the plant, and the mine commenced production.

As previously disclosed, production is expected to ramp up into the end of the year, with total production of between 25,000 and 35,000 gold ounces and an accelerated ramp-up to nameplate and commercial production expected during this period. Production in the first quarter of 2027 is expected to increase sequentially month over month, with quarterly production of 55,000 to 65,000 gold ounces and a monthly average production of approximately 20,000 gold ounces. The Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to target an average of approximately 300,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance. Further, the objective of the ongoing exploration program is not only to extend mine life but also to find higher-grade, near-surface ore, to extend the number of years averaging 300,000 gold ounces per year.

As the project advanced, and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations with an average processing capacity of up to 6.4 Mt/y. This increased flexibility was incorporated into the execution project, with subsequent modifications and upgrades to the leaching circuit expected to be deployed in the future to sustain throughput and increase fresh ore recoveries. These enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.

•The Company has been advancing a modular optimization and expansion program at Sadiola, aimed at establishing a production platform of 300,000 to 400,000 ounces per year. Key components of the program include the crushing circuit expansion to efficiently process a higher proportion of fresh ore that would represent approximately 60% of mill feed, power infrastructure improvements, the addition of a pre-leach thickener, all part of a series of modular plant upgrades that can be implemented sequentially to increase throughput toward 7 Mt/y and ultimately 9 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns.

The first module of this strategy, the crushing circuit expansion, was brought into full production in the second quarter of 2026. Further optimizations to the processing circuit, including instrumentation and automation upgrades, continued during the third quarter of 2026. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce operating costs. The Company continues its evaluation of these opportunities and intends to selectively advance
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
those initiatives that offer the most attractive returns, operational benefits, and flexibility. The modular nature of the program allows the Company to sequence capital deployment prudently while targeting improved recoveries, enhanced operating performance, and increased production capacity over time.Please refer to the Sadiola Expansion Project section for further details.

•Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, having initially installed additional diesel generators and control systems to support the start of operations of the first phase expansion, followed by the implementation of a hybrid power solution, with the deployment of additional permanent diesel medium-speed thermal units utilizing heavy fuel oil ("HFO"), and a photovoltaic plant with battery energy storage systems (“BESS”) to progressively reduce reliance on diesel generation and establish a scalable power supply capable of supporting the subsequent 7 Mt/y and 9 Mt/y expansions, thereby providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective. The current development strategy targets approximately 41 MW of generation capacity to support the 7 Mt/y expansion, with the timing and configuration of the HFO generation program being evaluated to align power availability with the potential first-quarter 2029 expansion milestone. Please refer to the Sadiola Energy Program section for further details.

•On July 29, 2026, the Company announced the completion of the anticipated update to the Mineral Reserves and Mineral Resources for Agbaou, highlighting an increase of more than 60% over the year-end 2025 estimates, based on Proven and Probable Mineral Reserves. As a result, mine life for Agbaou based on Proven and Probable Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years, thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year.

•As the Company enters a period of significantly increased free cash flow generation, its capital allocation priorities include continuing to invest in growth, maintaining a strong balance sheet and returning capital to shareholders. The Company is progressing a shareholder returns policy as part of this capital allocation framework and intends to evaluate the full range of cash return options, including a base dividend anticipated to start in 2027 and a share buyback program.

In regard to the share buyback program, and subject to the approval of the Toronto Stock Exchange (“TSX”), the Company intends to launch a normal course issuer bid to purchase for cancellation up to 10% of the public float of its common shares through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, at the prevailing market price at the time of acquisition. The actual number of common shares that may be purchased pursuant to the normal course issuer bid will be determined by management of the Company in compliance with the rules of the TSX. The Company intends to file a notice of intention with the TSX in due course and will announce a date for the commencement of the normal course issuer bid following acceptance of the notice by the TSX.

The Company believes that, from time to time, the market price of its common shares may not fully reflect their underlying value. At such times, the Company may purchase common shares under the normal course issuer bid where it considers such purchases to be an attractive investment and an appropriate use of corporate funds, and to be in the best interests of the Company and its shareholders.

In determining the timing and amount of any purchases under the share buyback program, the Company will take into account the trading liquidity of its common shares and the concentration of its shareholder base, with the objective of maintaining an orderly and liquid market for its common shares without undue concentration.

Financing and Corporate Development Highlights:

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of the Zijin Gold transaction, as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
The private placement closed on August 10, 2026. On closing, Zijin Gold owned approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%. The private placement does not provide Zijin Gold with any further shareholder protections or governance entitlement. Zijin is not entitled to Board representation, nor does it currently have representation on the Board. The proceeds from the private placement are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of Kurmuk, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

Sustainability, Health and Safety Highlights:

Sustainability:

The Company's sustainability framework includes principles and expectations which are to be implemented to build a common understanding and approach to sustainability performance. The frameworks has the objective of enhancing the integration of sustainability within the Company’s strategy, operational processes, and culture.

During the third quarter of 2026, the Company continued to support the development of its sustainability culture with the preparation of the sustainability report as well as the implementation of its 2026 annual plan, both at corporate and at its sites.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended September 30, 2026 was 2.91, compared to 1.21 for the year ended December 31, 2025. TRIR for the quarter was impacted by certain incidents at Kurmuk, for which dedicated support has been since implemented.

The Company’s TRIR for the nine months ended September 30, 2026 was 2.07, compared to a TRIR of 1.21 for the year ended December 31, 2025.

In terms of Lost Time Injuries (“LTI”), the Company reported one LTI for the three months ended September 30, 2026, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended September 30, 2026 of 0.14, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

For the nine months ended September 30, 2026, the Company reported six LTI, compared to four LTI in the comparative prior year period, which results in a LTIR of 0.29, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three and nine months ended September 30, 2026.

The Company did not report any significant Social Incidents for the three and nine months ended September 30, 2026.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Summary of Operational Results

	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Gold ounces
Production	91,195	87,020	284,640	262,077
Sales(8)	92,532	92,099	286,380	304,722
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,416	$2,087	$2,250	$2,040
Cash Costs(1)	$2,181	$1,911	$2,050	$1,834
AISC(1)	$2,378	$2,092	$2,277	$2,037

Average revenue per ounce for at-market sales(1)*	$4,293	$3,468	$4,480	$3,146
Average market price per ounce	$4,262	$3,457	$4,545	$3,201
*Average revenue per ounce for at-market sales(1) is impacted by hedge settlements and sales made under streams. For the third quarter of 2026 and on a year-to-date basis, the impact of hedge settlements was $(371)/ounce and $(480)/ounce, respectively (third quarter of 2025 and third quarter year-to-date 2025 - $(114)/ounce and $(63)/ounce, respectively) and the impact of stream, in-kind dividends and IFRS 15 adjustments was $(59)/ounce and $(103)/ounce, respectively (third quarter of 2025 and third quarter year-to-date 2025 - $(44)/ounce and $(41)/ounce, respectively).

Gold production of 91,195 ounces during the three months ended September 30, 2026, compared to 87,020 ounces during the comparative prior year period. The increase was predominantly driven by production growth at Bonikro and Agbaou during 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) of $2,416 for the three months ended September 30, 2026 compared to $2,087 during the comparative prior year period. Cash costs(1) on a per gold ounce sold basis of $2,181 for the three months ended September 30, 2026, compared to $1,911 during the comparative prior year period. AISC(1) for the current quarter of $2,378 compared to the comparative prior year period AISC(1) of $2,092 per gold ounce. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs.

Gold sales(8) of 92,532 ounces for three months ended September 30, 2026 compared to 92,099 ounces sold in the comparative prior year period, in line with the comparative prior year period due to the timing of sales.

Gold production was 284,640 ounces during the nine months ended September 30, 2026, compared to 262,077 ounces in the comparative prior year period. The increase was predominantly driven by production growth at Bonikro and Agbaou during 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) of $2,250 for the nine months ended September 30, 2026, compared to $2,040 in the comparative prior period. Cash costs(1) on a gold ounce sold basis were $2,050 for the nine months ended September 30, 2026, compared to $1,834 in the comparative prior year period. AISC(1) for the year-to-date period was $2,277 compared to $2,037 per ounce sold on a consolidated basis for the comparative prior year period. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs.

Gold sales(8) of 286,380 ounces for the nine months ended September 30, 2026 compared to 304,722 ounces sold in the comparative period. The comparative prior year period was positively impacted by the sale of Korali-Sud gold inventory from 2024 early in 2025, as previously disclosed.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Summary of Financial Results:

(In thousands of US Dollars, except for shares and per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Revenue	$358,072	$305,618	$1,118,480	$904,004
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(200,535)	(175,027)	(583,625)	(547,721)
Gross profit excluding DDA(1)	$157,537	$130,591	$534,855	$356,283
DDA	(23,033)	(17,160)	(60,795)	(57,303)
Gross profit	$134,504	$113,431	$474,060	$298,980
General and administrative expenses	$(21,394)	$(28,623)	$(107,043)	$(75,188)
Exploration and evaluation expenses	(1,029)	(5,371)	(8,876)	(12,708)
Gain (loss) on revaluation of financial instruments	14,677	(21,437)	(17,668)	(49,524)
Other losses	(28,826)	(4,363)	(37,551)	(21,856)
Net earnings before finance costs and income tax	$97,932	$53,637	$302,922	$139,704
Finance costs	(5,996)	(5,926)	(21,453)	(14,000)
Net earnings before income tax	91,936	47,711	281,469	125,704
Current income tax expense	$(65,271)	$(33,291)	$(185,363)	$(75,551)
Deferred income tax recovery (expense)	3,384	(21,799)	(60,646)	(33,119)
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Earnings (loss) attributable to:
Shareholders of the Company	$29,131	$(17,917)	$8,050	$(28,203)
Non-controlling interests	918	10,538	27,410	45,237
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.22	$(0.15)	$0.06	$(0.25)
Diluted	$0.20	$(0.15)	$0.06	$(0.25)

Attributable Net Earnings for the three months ended September 30, 2026 was $29.1 million, compared to an Attributable Net Loss of $17.9 million in the comparative prior year period. Management believes that certain adjustments for items that may not be reflective of current and ongoing operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $49.3 million for the current quarter, compared to Adjusted Net Earnings(1) of $33.3 million in the comparative prior year period.

EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2026 were $121.0 million and $139.8 million respectively, compared to earnings of $70.8 million and $109.8 million for the comparative prior year period. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. To maintain consistency in showing underlying economic results, these losses are excluded from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Attributable Net Earnings for the nine months ended September 30, 2026 was $8.1 million, compared to an Attributable Net Loss $28.2 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $153.3 million for the current period, compared to Adjusted Net Earnings(1) of $94.6 million in the comparative prior year period.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
EBITDA(1) and Adjusted EBITDA(1) for the for the nine months ended September 30, 2026 were $363.7 million and $479.9 million respectively, compared to $197.0 million and $315.4 million in the comparative prior year period. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. To maintain consistency in showing underlying economic results, these losses are excluded from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Net Earnings (Loss) attributable to Shareholders of the Company	$29,131	$(17,917)	$8,050	$(28,203)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.22	$(0.15)	$0.06	$(0.25)
Revaluation of financial instruments	(14,677)	21,437	17,668	49,524
Depreciation of Korali share-based payment for permit	—	—	—	4,756
Foreign exchange	4,726	505	14,414	3,840
Share-based compensation	4,662	14,214	60,992	35,491
Transaction and business development costs	13,467	1,968	18,296	12,168
Contingencies, legal and other	12,953	1,316	16,339	18,555
Tax adjustments	(955)	11,814	17,560	(1,500)
Total increase to Attributable Net Earnings(2)	$20,176	$51,254	$145,269	$122,834
Total increase to Attributable Net Earnings(2) per share	$0.15	$0.44	$1.13	$1.09
Adjusted Net Earnings(1)	$49,307	$33,337	$153,319	$94,631
Adjusted Net Earnings(1) per Share	$0.37	$0.29	$1.19	$0.84

The current period was impacted by revaluations of financial instruments and the mark-to-market of the Company's publicly traded debt, foreign exchange, shared-based compensation, along with tax adjustments. Earnings for the prior year were impacted by similar matters.

The Company did not pay any dividends or have distributions to shareholders during the three or nine months ended September 30, 2026 or 2025.

| 11

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid, claim settlements and movements in working capital(6)	$115,630	$196,338	$411,302	$409,898
Income tax paid	$(40,137)	$(11,259)	$(180,297)	$(33,321)
Settlement of Claim Matters	$—	$—	$—	$(42,198)
Operating cash flows before movements in working capital(6)	$75,493	$185,079	$231,005	$334,379
Working capital movement(6)	(63,199)	(2,949)	(228,778)	(8,501)
Net cash generated from Operating activities	$12,294	$182,130	$2,227	$325,878
Net cash used in Investing activities	(95,554)	(134,531)	(363,787)	(335,754)
Net cash generated from (used in) Financing activities	272,699	(3,471)	271,555	51,876
Net increase (decrease) in cash and cash equivalents	$189,439	$44,128	$(90,005)	$42,000

Net cash generated from operating activities for the three months ended September 30, 2026 was $12.3 million. This compares to an inflow of $182.1 million in the comparative prior year period. Prior year net cash generated from operating activities was positively impacted by receipts of $93.8 million related to stream arrangements with no current period comparable. Changes in working capital reflect normal operating fluctuations, primarily related to the planned buildup of stockpiles, the timing of VAT receivable recoveries, and the impact of the payable fluctuations.

Operating cash flows before income tax paid and movements in working capital for the three months ended September 30, 2026 were an inflow of $115.6 million compared with the comparative prior year period inflow of $196.3 million. This was due to higher realized gold prices and quantities. As aforementioned, prior year net cash generated from operating activities was positively impacted by receipts of $93.8 million related to stream arrangements with no current period comparable.

Net cash generated from operating activities for the nine months ended September 30, 2026 of $2.2 million compared to an inflow of $325.9 million in the comparative prior year period. Current period cash from operating activities was positively impacted by higher realized gold prices and quantities. Prior-year cash flows benefited from the sale of Korali inventory carried over from 2024, which occurred during the first quarter of 2025 and resulted in significantly higher sales volumes and a favourable working capital impact associated with the inventory drawdown. Further prior-year cash flows benefited from proceeds of $137.5 million received under streaming and long-term prepayment arrangements. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

Operating cash flows before income tax paid, government settlements and movements in working capital for the nine months ended September 30, 2026 increased significantly, at $411.3 million, compared to $409.9 million in the comparative prior year period. Current year cash flows benefit from significantly higher realized gold prices. Prior-year cash flows benefited from the sale of Korali inventory carried over from 2024, which occurred during the first quarter of 2025 and resulted in significantly higher sales volumes and a favourable working capital impact associated with the inventory drawdown. Further prior-year cash flows benefited from proceeds of $137.5 million received under streaming and long-term prepayment arrangements.

As at September 30, 2026, the Company had cash and cash equivalents of $379.1 million, compared with $479.8 million as at December 31, 2025.

| 12

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Summary of Capital Expenditures

For three months ended September 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$83	$1,246	$14,347	$24,876	$2,271	$208	$16,701	$26,330
Bonikro	1,215	12,154	9,798	—	1,319	2,585	12,332	14,739
Agbaou	3,421	4,684	—	253	1,258	962	4,679	5,899
Kurmuk and Ethiopia	—	—	83,814	59,982	1,861	—	85,675	59,982
Capitalized borrowings and Other	—	—	13,418	5,070	—	—	13,418	5,070
Total	$4,719	$18,084	$121,377	$90,181	$6,709	$3,755	$132,805	$112,020

For nine months ended September 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$4,638	$3,333	$33,307	$48,121	$2,456	$361	$40,401	$51,815
Bonikro	3,494	39,959	29,211	48	5,030	6,851	37,735	46,858
Agbaou	18,266	29,236	—	284	4,361	2,639	22,627	32,159
Kurmuk and Ethiopia	—	—	251,487	187,428	5,319	—	256,806	187,428
Capitalized borrowings and Other	1	74	39,712	23,472	—	—	39,713	23,546
Total	$26,399	$72,602	$353,717	$259,353	$17,166	$9,851	$397,282	$341,806
All expenditures associated with Ethiopia and Kurmuk for the period are classified as Expansionary in nature, including project costs and office costs but excluding capitalized borrowing costs under IFRS and VAT recoverable. Exploration activities in the current year have been disclosed separately. All IFRS capitalized borrowing costs are disclosed under Capitalized borrowings and Other.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a significant growth profile and mineral endowment, operating four mines across Côte d'Ivoire, Mali, and Ethiopia, including the recently commissioned Kurmuk Mine, which with the introduction of ore to the plant, is now in production and will ramp up into the end of the year. Allied plans to continue building on this base through expansion and optimization initiatives at its existing operating assets, the development of new mines, and the advancement of its exploration projects.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase sustainable production, before inclusion of Kurmuk, from 375,000 to 400,000 ounces, to approximately 800,000 ounces per year by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's transformational growth projects such as ongoing Sadiola expansion project, the Kurmuk Mine in Ethiopia, for which commissioning activities started in the third quarter and for which operations have begun, and the exploration success with a proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased growth projects that can be implemented quickly, such as the ongoing increase of throughput in Bonikro, the development of the Oume mining area, among others.

The Company is listed on the TSX and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

| 13

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
3.    REVIEW OF FINANCIAL RESULTS

For the three months ended September 30, 2026

Revenue

Revenue of $358.1 million for the three months ended September 30, 2026, compared to $305.6 million in the comparative prior year period. The increase in revenue was driven by an increase in average revenue per ounce of 17% as a result of higher gold prices versus the comparative prior year period, and an increase in sales quantities of a modest 433 ounces, or 0%.

The average realized gold price during the period, net of the impact of sales under the streaming arrangements and the settlement of gold collars, was $553/ounce higher, at $3,863/ounce compared to $3,310/ounce in the comparative prior year period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $200.5 million for the three months ended September 30, 2026, compared to $175.0 million in 2025. The increase in Cost of Sales, excluding DDA was predominantly impacted by the anticipated and guided costs of production for the current year in relation to those from the prior year and by an increase in sales quantities of a modest 433 ounces, or 0%. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs. Further, and importantly, current period costs were impacted by the increase in royalties associated with significantly higher gold prices.

DDA

Total DDA(4) of $23.0 million for the three months ended September 30, 2026, was higher than the $17.2 million in the comparative prior year period. The increase is mostly attributable to deferred stripping capitalized during 2025 and its amortization starting in the first quarter of 2026, particularly at Bonikro and Agbaou.

The Company’s assets subject to DDA include mining interests and PP&E.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

For the three months ended September 30, 2026, administrative expenses excluding share-based expenses were $16.7 million, compared to $14.4 million in the comparative prior year period.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash in the period, and are paid or issued based on future vesting and performance. As the Company’s stock is higher in relation to the comparative prior year period, along with the normal course issuance of units during the year, stock-based compensation increased accordingly.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the significantly higher near-term production plan. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

| 14

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Gain (Loss) on revaluation of financial instruments

The $14.7 million gain for the three months ended September 30, 2026, compared to a loss of $21.4 million in the comparative prior year period relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation, revaluation of gold call options and deferred consideration.

•The revaluation of the convertible debentures and its associated unrealized mark-to-market impact, resulting in a gain in the period due to a decrease in the observable market price of the debenture, versus a loss in the comparative prior year period. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•Revaluation of the gold call options.
•The revaluation of the contingent consideration to Agbaou, predominantly associated with changes in consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended September 30, 2026 was $28.8 million, compared to a loss of $4.4 million in the comparative prior year period.

Other losses recorded during the current period primarily relate to business development related expenses, legal contingency movements, general restructuring related expenses and other items that are individually insignificant. Other losses in the prior period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Finance costs

Finance costs of $6.0 million for the three months ended September 30, 2026 were comparable to the finance costs of $5.9 million in the comparative prior year period. The costs comprise three major categories, as follows:

•Interest on Borrowings. Interest expense was $2.3 million, in line with the $2.4 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.
•During the period, the Company capitalized interest of $13.4 million, associated with the construction of Kurmuk compared to $8.2 million in the comparative prior year period, due to additional expenditures incurred in the period and their impact on the weighted average calculation, offsetting finance costs.
•Other Non-Cash Finance Cost was $12.3 million compared to $11.3 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Condensed Consolidated Interim Financial Statements for further details).
•Current period costs included a loss of $4.7 million in foreign currency ($0.5 million loss in the comparative prior year period).

Income tax expense

Income tax expense was $61.9 million for the three months ended September 30, 2026 and reflects a current income tax expense of $65.3 million and a deferred income tax recovery of $3.4 million. This compares to a total tax expense in the comparative prior year period of $55.1 million, with current income tax expense of $33.3 million and a deferred income tax expense of $21.8 million. The increase in income tax is related to the increase in revenue.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax
| 15

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
laws and the impact of specific transactions and assessments. The high effective tax rate is the result of the tax impact of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs, hedging mark-to-market and other non-operational expenses, while the underlying operations recorded income before tax. The effective tax rate on operations was approximately 36.3%, which is more in line with statutory rates.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. The legislation will first apply to the Company in 2027 as 2025 and 2026 were the first years that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

For the nine months ended September 30, 2026

Revenue

Total revenue was $1,118.5 million for the nine months ended September 30, 2026, compared to $904.0 million in the comparative prior year period, resulting predominantly from 28% higher realized prices, partially offset by a 6% decline in the number of ounces sold(8), or 18,342 ounces. The comparative prior year period was positively impacted by the sale of Korali-Sud gold inventory from 2024 early in 2025, as previously disclosed.

The average realized gold price, net of the impact of sales under the streaming arrangements and the settlement of gold collars, for the nine months ended September 30, 2026, was $855 per ounce higher at $3,897 per ounce versus $3,042 per ounce in the comparative prior year period in 2025.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $583.6 million for the nine months ended September 30, 2026, compared to $547.7 million in the comparative prior year period. The increase was predominantly impacted by the anticipated and guided costs of production for the current year in relation to those from the prior year and by a 6% decline due to the Korali inventory from 2024 sold in 2025. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs. Further, and importantly, current period costs were impacted by the increase in royalties associated with significantly higher gold prices.

DDA

Total DDA(4) was $60.8 million for the nine months ended September 30, 2026 compared to $57.3 million in the 2025 comparative prior year period. The increase is attributable to increases related to deferred stripping capitalized during 2025 and its amortization starting in the first quarter of 2026, particularly at Bonikro and Agbaou. This was partially offset by the accounting for the definitive protocol agreement entered into with the Government of Mali in the third quarter of 2024, under which the Company's Korali-Sud mine and related assets were transferred to Korali S.A., a new entity incorporated on January 8, 2025, with a 35% ownership interest issued to the Government of Mali. The issuance of these shares is accounted for as a share-based payment in exchange for the definitive exploitation permit covering the mining and processing of Korali ore at the Sadiola plant and is measured based on the fair value of the shares issued. In the comparative prior-year period, $5.5 million of capitalized Korali mine costs were depreciated during 2025. The Company's DDA expense also reflects the significant mining interests and property, plant and equipment recognized at fair value through acquisition accounting.

The Company’s assets subject to DDA include mining interests and PP&E.

| 16

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

Excluding share-based compensation, the administrative expense for the nine months ended September 30, 2026 was $46.1 million, compared to $39.7 million in the comparative prior year period.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash in the period, and are paid or issued based on future vesting and performance. As the Company’s stock is higher in relation to the comparative prior year period, along with the normal course issuance of units during the year, stock-based compensation increased accordingly.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the significantly higher near-term production plan. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

Loss on revaluation of financial instruments

The result for the nine months ended September 30, 2026 of a loss of $17.7 million, compared to a loss of $49.5 million in the comparative prior year period, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation, revaluation of gold call options and deferred consideration.
•The revaluation of the convertible debentures and its associated unrealized mark-to-market impact loss, due to a modest increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•Revaluation of the gold call options.
•The revaluation of the contingent consideration to Agbaou, predominantly associated with changes to consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss of $37.6 million was recorded for the nine months ended September 30, 2026, compared to $21.9 million in the comparative prior year period.

Other losses recorded during the current year-to-date period primarily relate to business development related expenses, legal contingency movements, general restructuring related expenses and other items that are individually insignificant. Other losses for the prior period were impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters. Included in the prior period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by other losses in the current period, predominantly impacted by corporate development activities and transaction related
| 17

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Finance costs

Finance costs of $21.5 million for the nine months ended September 30, 2026, compared to $14.0 million in the comparative prior year period. The costs comprise major categories, as follows:

•Interest on Borrowings. Interest expense was $7.0 million, compared to $7.0 million in the comparative prior year period, unchanged as no further debt taken on during the year and all related to the convertible debentures. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•During the period, the Company capitalized interest of $39.7 million, compared to $23.5 million in the comparative prior year period, associated with the construction of Kurmuk and the Sadiola phased expansion, offsetting finance costs.
•Other Non-Cash Finance Costs of $39.7 million compared to $26.6 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Condensed Consolidated Interim Financial Statements for further details).
•For the nine months ended September 30, 2026, foreign exchange loss was $14.4 million compared to $3.8 million in the comparative prior year period.

Income tax expense

Income tax expense was $246.0 million for the nine months ended September 30, 2026 and reflects a current income tax expense of $185.4 million and a deferred income tax expense of $60.6 million. This compares to a total tax expense in 2025 of $108.7 million, with current income tax expense of $75.6 million and a deferred income tax expense of $33.1 million. The increase in income tax is the result of the increase in revenues.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The effective tax rate relating to operations in the current year was 38.2%, which is more in line with statutory tax rates.
The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. The legislation will first apply to the Company in 2027 as 2025 and 2026 were the first years that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

| 18

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$358,072	$366,298	$394,110	$427,820	$305,618	$251,979	$346,407	$170,846
Earnings (loss) attributable to shareholders	29,131	37,245	(58,326)	(23,644)	(17,917)	(25,410)	15,124	(10,280)
Earnings (loss) per share attributable to shareholders of the Company
Basic(i)	0.22	0.29	(0.47)	(0.19)	(0.15)	(0.22)	0.14	(0.10)
Diluted(i)	0.20	0.27	(0.47)	(0.19)	(0.15)	(0.22)	0.13	(0.10)
(i) Share amounts used in calculating basic and diluted earnings per share have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025.
| 19

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
4.    REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	1.93	0.82	5.61	4.35
Waste mined (M tonnes)	5.28	6.79	20.65	18.95
Ore processed (M tonnes)	1.39	1.24	3.99	3.71
Gold
Production (Ounces)	42,291	42,174	134,475	136,689
Sales(8) (Ounces)	42,645	45,368	134,259	181,049
Feed grade (g/t)	1.22	1.20	1.32	1.29
Recovery rate (%)	79.8%	88.3%	80.6%	88.9%
Total cost of sales per ounce sold(4)	$2,889	$2,166	$2,738	$2,139
Cash costs per ounce sold(1)	$2,756	$2,092	$2,619	$1,983
AISC per ounce sold(1)	$2,876	$2,224	$2,759	$2,067
Financial (In thousands of US Dollars)
Revenue	$164,381	$151,452	$537,105	$524,882
Cost of sales (excluding DDA)	(117,724)	(95,353)	(352,349)	(350,944)
Gross profit excluding DDA(1)	$46,657	$56,099	$184,756	$173,938
DDA	(5,473)	(2,924)	(15,251)	(18,934)
Gross Profit	$41,184	$53,175	$169,505	$155,004
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$83	$1,246	$4,638	$3,333
Expansionary(1)	14,347	24,876	33,307	48,121
Exploration(1)	2,271	208	2,456	361

For the three months ended September 30, 2026, Sadiola produced 42,291 ounces of gold, compared to the 42,174 ounces produced in the comparative prior year period.

Production at Sadiola compares favourably to plan and to production for the prior year quarter. The Company has identified a number of opportunities to improve production and reduce costs which the Company has now begun to implement, having previously postponed them during the Zijin Transaction. In addition, the Company has also terminated shorter term arrangements with equipment contractors and updated its main mining contractor's mining service agreement for all of its operations to reinforce their commitment to establish a more comprehensive program of investment and optimization. The amended agreement includes contractual commitments relating to operational improvement initiatives, increased investment in fleet reliability and equipment availability. Further, the Company is focusing on mine optimization efforts and additional drilling to support grade reconciliation and mine planning. All of these efforts are expected to provide a benefit across all operations, although with a proportionately greater benefit to Sadiola. Since these initiatives and arrangements commenced, early results have been favourable, and the Company has begun to experience improvements in equipment availability with additional replacement units and critical parts currently in progress. This is expected to further improve equipment reliability, enhance operating performance, and support lower mining costs going forward. Consequently, operations in the fourth quarter are expected to further improve over prior quarter this year, with ongoing improvements continuing into 2027.

| 20

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Fourth quarter production is also expected to increase with the availability of higher-grade fresh and oxide ores in the mining sequence.

The Company continues to advance engineering and early works for the previously disclosed organic throughput expansion opportunities while maintaining flexibility on future development alternatives. Please refer to the Sadiola Expansion Project section for further details.

Total cost of sales(4) and AISC(1) for the quarter of $2,889 and $2,876, respectively, per ounce sold. With near-term increases in throughput and feed grade, the Company expects lower costs, reflecting the planned transition from predominantly oxide ore mining and processing to a blend increasingly weighted toward higher-grade fresh ore. A range of operational strategies have been progressively implemented to reduce expenditures, including improved mine planning and sequencing, enhanced fresh-ore mining practices, streamlined stockpile management, and improved process controls. With the continued execution of these initiatives, together with broader operational improvements and higher feed grades and throughput rates, unit costs are expected to decline further in the coming quarters.

Gold sales for the current quarter were in line with production.

For the nine months ended September 30, 2026, Sadiola produced 134,475 ounces, roughly in line with the 136,689 ounces in the comparative prior year.

Gold sales for the nine months ended September 30, 2026 were in line with production. As of December 31, 2024, gold produced from Korali-Sud oxide ore was in inventory at Sadiola and sold early in 2025 and as such, sales for the comparative prior year period are significantly higher than in the current period.

Sadiola Expansion Project

The Company has been advancing a modular optimization and expansion program at Sadiola, aimed at establishing a production platform of 300,000 to 400,000 ounces per year. Key components of the program include the crushing circuit expansion to efficiently process a higher proportion of fresh ore that would represent approximately 60% of mill feed, power infrastructure improvements, the addition of a pre-leach thickener, all part of a series of modular plant upgrades that can be implemented sequentially to increase throughput toward 7 Mt/y and ultimately 9 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns.

The first module of this strategy, the crushing circuit expansion, was brought into full production in the second quarter of 2026. Further optimizations to the processing circuit, including instrumentation and automation upgrades, continued during the third quarter of 2026. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce operating costs.

The Company continues its evaluation of these opportunities and intends to selectively advance those initiatives that offer the most attractive returns, operational benefits, and flexibility. The modular nature of the program allows the Company to sequence capital deployment prudently while targeting improved recoveries, enhanced operating performance, and increased production capacity over time.

Processing improvements during 2026 have included instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the ongoing construction of the pre-leach thickener, with commissioning targeted for the second quarter of 2027. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption following commissioning in 2027. This work is intended to support a sustainable long-term operating platform for Sadiola at 200,000 to 230,000 gold ounces per year before further expansion.

The Company continues to advance the feasibility study and associated engineering for the 7 Mt/y expansion in anticipation of the construction commencement of phased early works in late 2026, as well as the engineering and design for the subsequent expansion steps. In parallel, Allied continues to advance studies to increase recoveries for fresh ore, including test work and engineering for the flotation, Albion and other processing alternatives, as well as undertaking design and execution engineering for the new solar farm earthworks. The initial conclusion of these studies was to add a pre-leach thickener and implement instrumentation and automation upgrades. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design work in late 2025 in order to improve the operational flexibility and the capacity to treat fresh ore.

In parallel, the Company continues to advance engineering and development activities for the second tailings storage facility, a critical component of the Sadiola expansion program. The facility is being progressed to provide additional tailings storage capacity and support the continuity of operations and planned increase in processing throughput. Construction planning and associated infrastructure
| 21

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
development activities continued during the third quarter of 2026, with the project schedule being coordinated with the requirements of the broader expansion program.

The total capital expenditures for the 7 Mt/y phase of the processing plant scope are forecast at approximately $200 million including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant. The Company is advancing an updated feasibility study and execution strategy that will update the capital requirements for the 7Mt/y by early 2027 which also incorporates the advancement of certain bulk earthworks and civil works originally envisaged under the subsequent 9 Mt/y expansion, allowing these activities to be undertaken as part of the 7 Mt/y development program to improve construction sequencing and minimize future disruption to operations. The phased execution program is planned to commence early works in late 2026, targeting 7 Mt/y operational capacity in the first half of 2029. The subsequent 9 Mt/y expansion phase is expected to include further crushing and wet plant upgrades to achieve the ultimate planned processing capacity. Further, the Company continues to evaluate processing optimizations which would increase recoveries. These improvements are not included in the production plan at the present time, and once implemented are expected to increase production, cash flows and improve value.

At the 7 Mt/y throughput, the plant configuration is expected to include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise of two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 μm. The remainder of the flow sheet is expected to include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, having initially installed additional diesel generators and control systems to support the start of operations of the first phase expansion, followed by the implementation of a hybrid power solution, with the deployment of additional permanent diesel medium-speed thermal units utilizing heavy fuel oil ("HFO"), and a photovoltaic plant with battery energy storage systems (“BESS”) to progressively reduce reliance on diesel generation and establish a scalable power supply capable of supporting the subsequent 7 Mt/y and 9 Mt/y expansions, thereby providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective. The current development strategy targets approximately 41 MW of generation capacity to support the 7 Mt/y expansion, with the timing and configuration of the HFO generation program being evaluated to align power availability with the potential first-quarter 2029 expansion milestone.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs ("AISC"), once the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and battery storage systems in late 2027 and then increase meaningfully with the subsequent introduction of medium-speed thermal generation currently targeted for 2029, with opportunities to accelerate implementation being evaluated to align with the planned 7 Mt/y expansion.

These investments are intended to secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution is expected to provide a robust, independent and reliable power supply for operations, while preserving the option to connect to Mali's public grid system in the future. These enhancements reinforce Allied's commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied continues to advance the Sadiola expansion program, with delivery of the planned processing capacity dependent on the timely implementation of the associated power generation and infrastructure projects, while advancing its broader growth pipeline across Africa.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base that is critical to the existing and planned processing infrastructure. Allied’s currently oxide reserves comprise 27 million tonnes totalling 804,000 ounces of gold. Ongoing exploration activities at Sadiola
| 22

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Main, Tambali, Sekekoto West, FE3/4, FE2 Trend, Kenge, and TK1 support Allied's strategy to leverage existing resources, known mineralization trends, and infrastructure to maximize production and cash flows in the short- to medium-term.

During the third quarter of 2026, exploratory and resource drilling programs were conducted on the Sadiola licence, with a total of 53 holes drilled, comprising 5,587 metres, utilizing core and RC drilling. Year to date, 267 exploration holes comprising 34,002 metres were drilled over the Sadiola Property. Resource and exploratory drilling programs continued and were expanded at Tambali North and infill drilling commenced at FE1.

An IP survey, designed to trace the Sekekoto West host geology, to the north and to the south, is in progress, with a secondary goal of providing sufficient data to create a 3D resistivity image of the on-trend S12 deposit, which will be used to assist resource modelling of this highly prospective karsted zone. First-pass IP surveys were completed in the quarter with a set of strike-parallel lines, over the S12 Deposit, commencing in late September and continuing into October.

At Tambali North, a program was designed to follow-up on historic oxide gold mineralization and test a model that suggests that the Tambali Deposit mineralization continued to the north into the Sadiola Main pit and that historic waste piles, lying above the north-northeast extension of the Tambali North mineralization, are locally gold-bearing. This program initially comprised six short drill lines spaced 200 metres apart. Results to date have been positive and the Company has advanced infill drilling at a 100 metre line spacing at Tambali North. For the third quarter of 2026, 188 holes totalling 20,726 metres complete with 35 holes, comprising 3,676 metres were drilled.

Drilling continued at Sadiola Main during the quarter with 7 geotech drill holes, totalling 1,475 metres. These holes are designed to support the long-term development of the Sadiola Deposit. Additional holes are planned to test for depth extensions, to the northern end of the Sadiola Main Zone, and the northeast-trending cross-structures, while gathering additional geological data to better define bedding-parallel mineralization across the entire deposit area.

For the remainder of 2026, Sadiola will see continued efforts with four drills dedicated to testing the extension of the gold-mineralized structures at Sadiola Main, Tambali North and along the FE2 Trend at FE1. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of new discoveries and additions to the mineral inventory are high.

Sadiola Mineral Reserves and Mineral Resources

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates of the MD&A for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	1.09	0.64	2.75	1.67
Waste mined (M tonnes)	1.51	6.52	4.69	16.80
Ore processed (M tonnes)	0.60	0.68	1.83	1.94
Gold
Production (Ounces)	28,644	21,953	89,126	67,399
Sales (Ounces)	30,094	23,530	91,479	66,971
Feed grade (g/t)	1.53	1.08	1.64	1.14
Recovery rate (%)	94.6%	93.8%	93.9%	93.9%
Total cost of sales per ounce sold(4)	$1,747	$2,023	$1,645	$1,897
Cash costs per ounce sold(1)	$1,411	$1,570	$1,335	$1,451
AISC per ounce sold(1)	$1,670	$1,755	$1,570	$1,647
Financial (In thousands of US Dollars)
Revenue	$114,680	$77,012	$339,794	$203,800
Cost of sales (excluding DDA)	(42,793)	(37,164)	(123,457)	(97,743)
Gross profit excluding DDA(1)	$71,887	$39,848	$216,337	$106,057
DDA	(9,768)	(10,444)	(27,041)	(29,299)
Gross Profit	$62,119	$29,404	$189,296	$76,758
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$1,215	$12,154	$3,494	$39,959
Expansionary(1)	9,798	—	29,211	48
Exploration(1)	1,319	2,585	5,030	6,851

Bonikro produced 28,644 ounces of gold during the three months ended September 30, 2026, compared with 21,953 ounces in the comparative prior year period. The increase was driven by higher feed grades and improved recoveries. Performance benefited from access to higher-grade ore in Stage 5 and optimized mine sequencing following the completion of stripping and mine development activities in 2025.

Mine sequencing during the fourth quarter of 2026 is expected to remain focused on the lower benches of PB5, with a low stripping ratio anticipated. Stripping activities during the quarter will be primarily concentrated at Assondji-So Main to establish sustainable access to the orebody and provide greater mining flexibility, supporting ore supply for 2027.

Processing circuit optimization continues to focus on gravity recovery, circuit efficiency slurry control as well as ensuring good availability and reliability of crushing circuits.

| 24

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Refinements to the mine design, supported by new geotechnical data, have enabled the inclusion of Stage 6 as Mineral Reserves at Bonikro, adding approximately 101,000 ounces of gold. Combined with additional Mineral Reserves at Hiré, particularly at Akissi So, this is expected to provide greater mid-term production flexibility at Bonikro while Oumé is being developed.

For costs, for the third quarter, AISC(1) were in line with plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents approximately $185 per ounce of gold sold in the cost structure.

During the quarter gold sales were slightly higher than production due to the timing of production and shipments of opening inventory.

For the nine months ended September 30, 2026, Bonikro produced 89,126 ounces compared to 67,399 ounces in the comparative prior year period. Higher production is the result of PB5 mining sequence, as anticipated, along with higher feed grades, throughput, and recovery.

For costs, for the nine months ended September 30, 2026, AISC(1) were in line with plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents approximately $185 per ounce of gold sold in the cost structure.

For the nine months ended September 30, 2026, gold sales were slightly higher than production due to the timing of production and shipments of opening inventory.

Bonikro Mine Life Extension

As previously discussed, the updated integrated production plan for Bonikro incorporates production from Hiré, Oumé, and Bonikro and demonstrates a mine life extension to 2036 based on the 2025 Proven and Probable Mineral Reserves, supporting average production of approximately 120,000 gold ounces per year.

The Company is advancing studies to increase the Bonikro plant’s processing capacity to 3.0–3.2 Mt/y. The expansion is expected to provide additional operating flexibility, support future production opportunities, and facilitate the incorporation of additional mineral inventory from exploration sources across the district. This increase is expected to build on the previously guided and ongoing processing plant throughput upgrades of approximately 0.5 million tonnes of ore per annum, intended to bring forward the processing of low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per annum, beginning in late 2026 to early 2027.

In combination with the recently reported extension of mine life for Agbaou based on Proven and Probable Mineral Reserves to 2030, the new integrated Bonikro LOM plan and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years (thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year).

Hiré Exploration

In the third quarter of 2026, drilling at Hiré focused on testing for oxides along the southwestern extension of the Assondji So South Deposit, drill testing of the Ditula Prospect and sterilization drilling for a waste pile near the south-central portion of the Assondji So Deposit. In total 32 holes comprising 3,283 metres were drilled with 28 of the holes completed with an RC drill.

In the fourth quarter, additional in-fill drill testing for oxide gold mineralization is planned over the Chapelle East and Assondji So South Zones. An initial scout drill program is planned over the Alexis Farm target located immediately north of the Agbale area.

A review of potential underground mining opportunities at Akisso So is continuing into the fourth quarter, pending third-party review, with additional drill testing contingent on the results of that review.

Soil sampling was carried out across the Hiré concession in the Agbaou West (319 samples) and Carrier (719 samples) areas in the third quarter, for a total of 2,986 samples collected in 2026. Soil sampling is being carried out to better define known gold-in-soil anomalies or to collect samples over previous unsampled areas. All samples are analyzed for gold, with samples also analyzed for relative trace element content using a portable X-ray fluorescence unit (“PXRF”). Trace element data is used to prioritize gold anomalies and support geological mapping.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Bonikro West Exploration

Infill soil sampling commenced over an area of historic gold-in-soil enrichment immediately southwest of the Bonikro Mine in 2026 with a goal of defining a drillable target. The initial soil surveys defined three distinct gold-in-soil anomalous zones, a couple of which require additional infill soil sampling. A scout drilling program is being developed to test the gold-in-soil anomalies in the second half of 2026 or early 2027. An additional 33 infill soil samples were collected in the third quarter with 1,152 samples collected in 2026.

Modelling of the portion of the mineralized Bonikro intrusion continued in the third quarter. Limited drill data indicates that higher gold grades can be modelled along northerly-trending, moderately east-dipping structures. Several drill holes, designed to test the higher-grade portions of these cross-structures, have been proposed.

Oumé Exploration

Following the successful Oumé exploration program, which resulted in the declaration of initial Proven and Probable Mineral Reserves containing approximately 585,000 ounces of gold, the Company expanded its exploration efforts to test for extensions to the Oumé gold system. Drilling in the third quarter continued over the Dougbafla Junction target with 14 holes totalling 729 metres completed with 1255 metres of drilling completed over this target in 2026. One, 462-metre hole was also drilled to test for the north strike extension of the Dougbafla North Deposit. Year to date, 220 holes totalling 10,130 metres were drilled in the Oumé area. In the fourth quarter, three, wide spaced holes are planned to further test the contacts of a northeast-trending felsic intrusion. In-fill soil sampling and prospecting are planned proximal to the Bandama Zone and southeast of the structure, that hosts the Dougbafla East Zone, located immediately east of the Oumé deposit area outside of the Allied Concessions.

Bonikro Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	0.57	0.72	2.16	1.76
Waste mined (M tonnes)	5.21	10.97	17.37	29.45
Ore processed (M tonnes)	0.61	0.63	1.86	1.78
Gold
Production (Ounces)	20,260	22,893	61,039	57,989
Sales (Ounces)	19,793	23,201	60,642	56,702
Feed grade (g/t)	1.08	1.19	1.09	1.05
Recovery rate (%)	95.0%	94.7%	94.8%	94.9%
Total cost of sales per ounce sold(4)	$2,416	$1,996	$2,083	$1,907
Cash costs per ounce sold(1)	$2,114	$1,904	$1,870	$1,808
AISC per ounce sold(1)	$2,384	$2,175	$2,280	$2,403
Financial (In thousands of US Dollars)
Revenue	$79,011	$77,154	$241,581	$175,322
Cost of sales (excluding DDA)	(40,018)	(42,510)	(107,819)	(99,034)
Gross profit excluding DDA(1)	$38,993	$34,644	$133,762	$76,288
DDA	(7,792)	(3,792)	(18,503)	(9,070)
Gross Profit	$31,201	$30,852	$115,259	$67,218
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$3,421	$4,684	$18,266	$29,236
Expansionary(1)	—	253	—	284
Exploration(1)	1,258	962	4,361	2,639

Agbaou produced 20,260 ounces of gold during the three months ended September 30, 2026, compared to 22,893 ounces in the corresponding quarter of the previous year.

Production was in line with plan. Production reflects the completion of oxide cutbacks in the North Pits and the accelerated stripping strategy implemented in the West Pits during 2025. Ore mined and tonnes processed exceeded plan at higher-than-expected grades, while the plant processed a greater proportion of fresh ore than in the first half of the year, consistent with the planned mine sequence.

During the quarter, and as previously disclosed on July 29, 2026, the Company completed its anticipated Mineral Reserve and Mineral Resource update for Agbaou, resulting in a 60% increase in Proven and Probable Mineral Reserves. Consequently, Agbaou’s mine life, based solely on Mineral Reserves, has been extended to 2030. Together with the previously announced extension of the Bonikro mine life and ongoing exploration success across the Côte d'Ivoire Complex, this update further supports the Company's strategic objective of sustaining annual gold production of at least 200,000 ounces for more than 10 years from these assets.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Agbaou AISC(1) for the third quarter were better than plan, predominantly due to the production performance. Optimization initiatives and operational enhancements are in progress, with Bonikro serving as the benchmark. Agbaou is expected to continue to follow as these measures are implemented and scaled, with a focus on reducing costs in the next quarters.

Gold sales during the quarter were in line with production, with minor variances related to the timing of shipments.

For the nine months ended September 30, 2026 Agbaou produced 61,039 ounces compared to 57,989 ounces in the comparative prior year period reflecting the benefits of higher stripping in early 2025, which also benefited cost metrics, that were better than plan.

Gold sales for the nine months ended September 30, 2026 were in line with production, with minor variances due to timing of shipments.

Agbaou Mine Life Extension

As previously disclosed, the Company updated the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Agbaou Exploration

At Agbaou, the Company actively pursues opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. During the quarter, 52 holes totalling 8,237 metres were completed including approximately 4,660 metres drilled to test for extensions to zones within the Agbaou pits. Drilling is continuing to test for both deeper and near-pit oxide gold mineralization into the fourth quarter of 2026. A total of 4 holes comprising 1,209 metres were completed over the Agbaou South target. The remainder of the drilling focus is on waste dump sterilization testing, with 32 holes comprising 3,246 metres drilled. Year to date 137 holes totalling 25,064 metres were drilled in the Agbaou area.

For the fourth quarter of 2026, additional drill programs are anticipated in the Agbaou pit for both oxide and fresh mineralization and west of South Sat 3 for oxides.

Agbaou Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some of the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk (100% Interest)(7), Ethiopia

Kurmuk Summary

Kurmuk is a transformational mine in the Benishangul-Gumuz region of Ethiopia. The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% economic interest in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and the finalized installation of a power line and substations are completed. During the third quarter of 2026, the project achieved a key power supply milestone, with an initial line power supply completed and medium-voltage power made available in September, 2026. Completion of the full power supply infrastructure is forecast for the end of November 2026. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable thereafter. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across Kurmuk’s expansive 1,450 km² exploration territory.

| 28

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Key project details are as follow:

•Commissioning activities continued during the third quarter of 2026 , and more recently, ore has been introduced into the plant. The mine is now in production. As previously disclosed, production is expected to ramp up into the end of the year, with total production of between 25,000 and 35,000 gold ounces and an accelerated ramp-up to nameplate and commercial production expected during this period. Following the commissioning and ramp-up of the Kurmuk Mine in the second half of 2026, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028, all at industry-leading costs. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.
•Currently defined 2.7 million ounces in Proven and Probable Mineral Reserves.
•A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•A 2023 study proposed an increase in plant throughput from 4.4 Mt/y in the 2022 Definitive Feasibility Study to 6.0 Mt/y, representing a 38% increase. By utilizing existing major equipment and contractor mining, the proposed expanded project could be developed within the same capital requirements range as initially planned. The Company is now strategically targeting 6.4 Mt/y supported by a completed feasibility study identifying further processing plant modifications, including the addition of a pebble crushing circuit and expansion of oxygen generation capacity.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a strategic focus, supported by active planning and phased preparation. Minopex, a specialized operational readiness company based in South Africa, was selected to assist the operational team with the commissioning, ramp-up, and stabilization of operations in the early months of the project, to enhance organizational depth and provide training and development for the local workforce. During the third quarter of 2026, Minopex completed its initial operational readiness deliverables and progressed into the commissioning and ramp-up support phase, including personnel mobilization, operational systems implementation, commissioning punch-list management and staff training.

Kurmuk Quarterly Progress

At Kurmuk, commissioning activities started in the third quarter. Development of the mine continued to meet key execution milestones during the quarter, including connection to the national grid, first ore to the crushing circuit and the build-up of ore stockpiles. Commissioning progressed across the crushing, reclaim, milling and raw water systems, supported by the completion of the initial grid power connection and the availability of medium-voltage power in September 2026. Mining activities are now sufficient to feed the plant, with mining occurring at expected production run rates. Ore stockpiles of approximately 1.5 million tonnes have been established to support three months of plant feed during the production ramp-up. The grade of the stockpiled ore is higher than the Mineral Reserve grade. Exploration programs continued to test extensions of known deposits and evaluate new mineralized zones, with the objective of defining a mineral inventory exceeding 5 million ounces. Subsequent to quarter-end, the crushing and supporting infrastructure were completed, ore was introduced into the plant, and the mine commenced production.

As previously disclosed, production is expected to ramp up into the end of the year, with total production of between 25,000 and 35,000 gold ounces and an accelerated ramp-up to nameplate and commercial production expected during this period. Production in the first quarter of 2027 is expected to increase sequentially month over month, with quarterly production of 55,000 to 65,000 gold ounces and a monthly average production of approximately 20,000 gold ounces. The Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to target an average of approximately 300,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance. Further, the objective of the ongoing exploration program is not only to extend mine life but also to find higher-grade, near-surface ore, to extend the number of years averaging 300,000 gold ounces per year.

As the project advanced, and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations with an average processing capacity of up to 6.4 Mt/y. This increased flexibility was incorporated into the execution project, with subsequent modifications and upgrades to the leaching circuit expected to be deployed in the future to sustain throughput and increase fresh ore recoveries. These enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Kurmuk Exploration

On October 6, 2026, Allied presented results of the exploration programs carried out over the Kurmuk Property during the period from November, 2025 to September, 2026. Strong results were returned from all zones with drilling expected to contribute to Allied’s annual mineral resource update in early 2027. The Company’s five-year exploration goal for Kurmuk is to reach 5 million ounces of Mineral Resources, representing a sequential target of over 1.5 million ounces of new Mineral Resources in addition to the current inventory. The objective is to add at least 0.5 million ounces of new Mineral Resources within 10 kilometre of the mill to sustain or exceed the initial gold production of approximately 300,000 ounces per annum. The exploration plan considers expanding on the existing Mineral Resources near both the Ashashire and Dish Mountain deposits, advancing exploration at Tsenge utilizing a combination of geophysical surveys, trenching, and drilling, with a focus on higher-grades, and advancing exploration at three other prospects in the property. At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the mineralized system remaining open. At Tsenge, near-term exploration is focused on defining the extent of higher-grade zones and updating the mineralization models with a medium-term exploration goal of evaluating the entire 9-kilometre strike length of the gold-in-soil anomalies at Tsenge. A significant amount of highly successful trenching continues to be carried out at Tsenge, confirming the bedrock expression of the mineralized lenses that are coincident and proximal the regional, to the gold-in-soil anomalies aligned along this 9 km long trend. A second-pass drill program completed over the Urchin Prospect, located adjacent to the Ashashire haul road, yielded positive results that will require follow-up drilling.

During the third quarter of 2026, drilling was focused on resource extension, sterilization and geotechnical drilling at Ashashire, exploratory drilling continued along the Tsenge Prospect and drill testing resumed at the Dish Mountain Deposit. A total of 80 holes for 13,678 metres was drilled by up to five exploration drill rigs in the third quarter with 25,725 metres completed to the end of the third quarter.

Drilling will continue in the fourth quarter along strike of the Ashashire and Dish Mountain Deposits with core and RC drilling continuing to test the Tsenge Target trend. IP surveys are expected to commenced in October, 2026 with drone magnetic surveys expecting permission to start in the fourth quarter of 2026.

Kurmuk Power Purchase Agreement ("PPA")

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns Kurmuk, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally. During the third quarter of 2026, the project achieved an important power supply milestone, with an initial line power supply completed and medium-voltage power made available in September 2026. Completion of the full power supply infrastructure is currently forecast for the end of November 2026.

Key Terms of the Agreement:

•Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.
•Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.
•Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, with the initial line power supply completed and medium-voltage power made available in September, 2026. Completion of the full power supply infrastructure is currently forecast for the end of November 2026, with substations at Asosa, a major city near the project, and at the project site. The government will provide the grid connection, which will increase their economic interest in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
During the third quarter of 2026, progress continued on the installation and energization of the project's power infrastructure. While the initial 15 MW supply was completed and medium-voltage power made available in September, 2026, completion of the full power supply infrastructure remains forecast for the end of November 2026. In the interim, commissioning activities are being progressed using the available grid supply and on-site generator power, where practicable. Progress updates are received weekly and aligned with the overall construction schedule. Power availability remains a key consideration for commissioning and ramp-up, with continued monitoring of infrastructure completion, logistics and fuel supply requirements. Mitigation measures include ongoing coordination with the power supplier, utilisation of temporary generator capacity and active management of fuel availability to support commissioning activities.

Kurmuk Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates of the December 31, 2025 MD&A for further details.

Overnight Marketed Equity Offering

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

Gold Prepaid Forward Arrangement

The Company has entered into Gold Prepaid forward arrangements with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

In May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

In April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million (C$92.3 million). and net proceeds of $61.9 million (C$85.1 million).

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company is using net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Cash Flow Protection Program

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

A program that allows the Company to share in further revenues above $4,594 has been implemented as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.

Precious Metals Purchase Agreement

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp., ("Wheaton"). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the "Advance Amount"), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk in Ethiopia. The Company has made all four draws.

WPMI will having the right to purchase 6.7% of payable gold from the Company's Kurmuk Mine (the "Stream"), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of the Zijin Gold transaction, as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share.

The private placement closed on August 10, 2026. On closing, Zijin Gold owned approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%. The private placement does not provide Zijin Gold with any further shareholder protections or governance entitlement. Zijin is not entitled to Board representation, nor does it currently have representation on the Board. The proceeds from the private placement are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of Kurmuk, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2025 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are underpinned by its Mineral Reserves and Mineral Resources, which support the reliability and sustainability of the Company’s production platform while providing flexibility to enhance near-term production and cash flows from high-yield, near-mine opportunities. During the year, Allied completed a comprehensive review of all its resource models and mining design parameters, incorporating new exploration and production information, standardized geological modelling processes and mining design assumptions, particularly with respect to mining selectivity and dilution. These adjustments were intended to strengthen ore control practices and improve short-term operational predictability. Allied remains confident that ongoing exploration efforts will continue to grow mineral inventories, with the objective of delivering additional growth during 2026. This has been demonstrated with the declaration of Mineral Reserves at Oumé for the first time in 2025, significantly increasing the LOM at Bonikro, along with the inclusion of Stage 6.

On July 29, 2026, the Company announced the completion of the anticipated update to the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

The Company’s 2025 year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,511	0.88	182	25,754	1.32	1,095	32,266	1.23	1,278
Agbaou Mine*	3,046	1.12	110	6,904	1.34	297	9,950	1.27	407
Total Mineral Reserves	56,272	1.13	2,052	194,654	1.48	9,249	250,926	1.40	11,302
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.
* Bonikro and Agbaou as of March 31, 2026

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine*	8,099	1.13	294	31,795	1.38	1,411	39,894	1.33	1,705
Agbaou Mine*	4,665	1.29	194	7,269	1.63	382	11,934	1.50	576
Total Mineral Resources (M&I)	71,955	1.11	2,581	269,330	1.50	12,876	340,285	1.41	15,457
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.
* Bonikro and Agbaou as of March 31, 2026

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine*	100	2.08	7
Total Mineral Resources (Inferred)	53,503	1.18	2,033
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.
* Bonikro and Agbaou as of March 31, 2026

Mineral Reserves Notes:

•Mineral Reserves are stated effective as at December 31, 2025 or March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101.
•Shown on a 100% basis.
•Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

•A base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone
•The cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Kurmuk:

•A base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire
•The cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

•A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00)
•The cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage
•A base gold price of $2,300/oz was used for the Mineral Reserves for the Oumé Deposit.
•Cut-off grades are considered minimum cut-off grades, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

Agbaou Mine:

•A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00)
•The cut-off grades vary from 0.37 to 0.48 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Mineral Resources Notes:

•Mineral Resources are estimated in accordance with CIM Standards.
•Shown on a 100% basis
•Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
•The Sadiola and Korali Sud Mineral Resource Estimates range from 0.23 to 0.58 g/t Au cut-off grade, constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
•For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,300/oz gold. For the Oumé deposit, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37 to 0.48 g/t gold and depleted to March 31, 2026.
•For Agbaou Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.36 to 0.46 g/t gold and depleted to March 31, 2026.
•The Kurmuk Mineral Resource Estimates range from 0.37 to 0.49 g/t Au cut-off grade and constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
•Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
7.    FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at September 30, 2026	As at December 31, 2025
Current Assets (including Cash and Cash Equivalents)	$774,173	$763,709
Non-Current Assets	1,777,764	1,359,970
Total Assets	$2,551,937	$2,123,679
Current Liabilities	985,571	988,564
Non-Current Liabilities	611,642	630,436
Total Liabilities	$1,597,213	$1,619,000
Equity attributable to Shareholders of the Company	853,123	407,609
Non-controlling interest	101,601	97,070
Total Equity	$954,724	$504,679

Net Working Capital(3)	$(58,149)	$(70,543)

Total assets were $2,551.9 million as at September 30, 2026, compared to total assets of $2,123.7 million as at December 31, 2025. The Company's asset base is largely comprised of non-current assets, principally property, plant and equipment, mining interests, and exploration and evaluation assets. This asset mix is consistent with the capital-intensive nature of the mining sector and reflects the Company's continued investment in organic growth initiatives and value-accretive acquisitions. Other key assets include cash and cash equivalents, inventories, prepayments, and other receivables, which are primarily related to recoverable value-added taxes in the Company's operating jurisdictions. Notable changes from the prior year are related to capital expenditures at Kurmuk, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital.

Total liabilities as at September 30, 2026, were $1,597.2 million compared to $1,619.0 million as at December 31, 2025. The decrease is predominantly attributable to mark-to-markets on the Company's gold collars and convertible debentures, and general timing on accounts payable and accrued liabilities. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $379.1 million as at September 30, 2026, compared to $479.8 million as at December 31, 2025. Cash balances were impacted by capital expenditures at Kurmuk, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital, out of which the most meaningful were the anticipated payments of taxes and royalties in Mali. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with funds from cash flows from operating activities. Cash balances are expected to increase through the remainder of the year, supported by the start of operations at the Kurmuk Mine.

Net working capital(3) was a deficit of $58.1 million at September 30, 2026, compared to negative $70.5 million at December 31, 2025. Working capital in the current period is affected by the short-term liabilities associated with the gold collars, which become payable when, on settlement, gold price average for the period exceed the collar’s upper limit. While settlements result in a cash outlay, such outlays are triggered by revenue cash generating events, with the proceeds of the sale at prices exceeding that limit providing the necessary funds for settlement. Further, working capital is impacted by the current component of deferred revenue which is settled by the delivery of gold under the respective agreements and does not result in a direct outlay of cash and cash equivalents.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at September 30, 2026 were $153.2 million compared to $154.3 million as at December 31, 2025.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and finalization of project development (notably Kurmuk), with funds on hand and cash flows from operating activities. Further, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $50.8 million, interest payments of $9.4 million and deferred and contingent consideration of $29.2 million, along with accounts payable and accrued liabilities.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid and working capital(6)	$115,630	$196,338	$411,302	$409,898
Income tax paid	(40,137)	(11,259)	(180,297)	(33,321)
Settlement of Claim Matters	—	—	—	(42,198)
Operating cash flows before movements in working capital(6)	$75,493	$185,079	$231,005	$334,379
Working capital movement(6)	(63,199)	(2,949)	(228,778)	(8,501)
Net cash generated from operating activities	$12,294	$182,130	$2,227	$325,878
Net cash used in investing activities	(95,554)	(134,531)	(363,787)	(335,754)
Net cash generated from (used in) financing activities	272,699	(3,471)	271,555	51,876
Net increase (decrease) in cash and cash equivalents	$189,439	$44,128	$(90,005)	$42,000

Operating Activities

Net cash generated from operating activities for the three months ended September 30, 2026 was $12.3 million. This compares to an inflow of $182.1 million in the comparative prior year period. Prior year net cash generated from operating activities was positively impacted by receipts of $93.8 million related to stream arrangements with no current period comparable. Changes in working capital reflect normal operating fluctuations, primarily related to the planned buildup of stockpiles, the timing of VAT receivable recoveries, and the impact of the payable fluctuations.

Operating cash flows before income tax paid and movements in working capital for the three months ended September 30, 2026 were an inflow of $115.6 million compared with the comparative prior year period inflow of $196.3 million, due to higher realized gold prices and quantities. As aforementioned however, prior year net cash generated from operating activities was positively impacted by receipts of $93.8 million related to stream arrangements with no current period comparable.

Working capital movement(6) for the three months ended September 30, 2026 impacted cash flows by $63.2 million, compared to $2.9 million in the comparative prior year period. Changes in working capital reflect normal operating fluctuations, primarily related to the planned buildup of stockpiles, the timing of VAT receivable recoveries, and the impact of the payable fluctuations.

Net cash generated from operating activities for the nine months ended September 30, 2026 was $2.2 million compared to an inflow of $325.9 million in the comparative prior year period. Prior-year cash flows benefited from the sale of Korali inventory carried over from 2024, which occurred during the first quarter of 2025 and resulted in significantly higher sales volumes and a favourable working capital impact associated with the inventory drawdown. Further prior-year cash flows benefited from proceeds of $137.5 million received under streaming and long-term prepayment arrangements. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

Operating cash flows before income tax paid, government settlements and movements in working capital for the nine months ended September 30, 2026 increased significantly, at $411.3 million, compared to $409.9 million in the comparative prior year period. The increase was related to higher realized gold prices and quantities.

Working capital movement(6) for the nine months ended September 30, 2026 impacted cash flows by $228.8 million, compared to a negative impact of $8.5 million in the comparative prior year period. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable. As previously disclosed, certain positive impacts to working‑capital movements in the fourth quarter of 2025 were released in the first quarter of 2026, reflecting the settlement of various payables, accruals and other balance sheet items. Prior-year cash flows benefited from the sale of Korali inventory carried over from 2024, which occurred during the first quarter of 2025 and resulted in significantly higher sales volumes and a favourable working capital impact associated with the inventory drawdown. Further prior-year cash flows benefited from proceeds of $137.5 million received under streaming and long-term prepayment arrangements.

Investing Activities

For the three months ended September 30, 2026, net cash used in investing activities was $95.6 million compared to $134.5 million in the comparative prior year period. Investing outflows in the current and prior period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

For the nine months ended September 30, 2026, net cash used in investing activities was $363.8 million compared with $335.8 million in the comparative prior year period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2026, net cash generated from financing activities was $272.7 million compared to outflows of $3.5 million in the comparative prior year period. Current quarter cash inflows from financing activities are related to the closing of the Zijin private placement, partially offset by dividends paid to non-controlling interest shareholders.

In the nine months ended September 30, 2026, net cash generated from financing activities was $271.6 million, compared to an inflow of $51.9 million in the comparative prior year period. Current period cash inflows from financing activities were related to the closing of the Zijin private placement, partially offset by dividends paid to non-controlling interest shareholders.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at September 30, 2026	As at December 31, 2025
Total Equity	$954,724	$504,679
Current and Non-Current Borrowings	153,249	154,312
	$1,107,973	$658,991
Less: Cash and cash equivalents	(379,143)	(479,777)
	$728,830	$179,214

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2026, shown on an undiscounted basis:

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$107.3	$—	$—	$107.3
Interest	9.4	8.8	—	—	18.2
Accounts payable and accrued liabilities(i)	394.5	—	—	—	394.5
Derivative financial liability	31.5	—	—	—	31.5
Reclamation and closure costs	—	—	13.9	224.7	238.6
Deferred and contingent consideration	29.2	63.4	—	—	92.6
Capital and other financial commitments(ii)	50.8	5.8	5.1	2.1	63.8
Total contractual obligations and commitments(iii)	$515.4	$185.3	$19.0	$226.8	$946.5
(i) Excludes interest accrued on Debt as at September 30, 2026, which is disclosed separately in the table.
(ii) Includes capital purchase commitments and lease commitments to be paid over the term of the agreements.
(iii) Excludes in-kind deliveries of gold under gold prepay and gold stream arrangements, income tax payable and short-term labour provisions.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at November 3, 2026	As at September 30, 2026	As at December 31, 2025
Common Shares issued and outstanding	140.5	140.5	124.7
Stock options(5)	2.2	2.2	2.4
Restricted share units(5)	0.4	0.4	3.3
Convertible debentures(5)	6.2	6.2	6.2
Total Shares and Convertible Securities Issued and Outstanding(5)	149.3	149.3	136.6

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the
Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended September 30, 2026, spot gold prices averaged $4,262 per ounce, compared to $3,457 per ounce during the comparative prior year period. During the period, the highest price was $4,664 per ounce and the lowest price was $3,994 per ounce.

Gold prices rose modestly in the third quarter of 2026, peaking around $4,650 per ounce in August before selling off in September to end the quarter just under $4,200 per ounce. Rising US Treasury yields, shifting Federal Reserve rate expectations and a September Fed rate hike all put pressure on gold prices. However, prices were supported by renewed investor sentiment as global ETF holdings increased, showing strong buyer conviction. Central bank buying continues to provide structural support for gold prices and central banks remain net buyers of gold in 2026, with China, Poland and Uzbekistan leading official sector purchases.

In the near term, gold prices are expected to remain sensitive to geopolitical developments and broader macroeconomic conditions. Over the longer horizon, persistent global economic and geopolitical uncertainty, combined with sustained investor and central bank demand, should continue to provide support for gold.

During the nine months ended September 30, 2026, spot gold prices averaged $4,545 per ounce, compared to $3,201 per ounce in the prior year. During the period, the highest price was $5,405 per ounce and the lowest price was $3,994 per ounce.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended September 30, 2026, the average USD/EUR exchange rate was 1.1508, the lowest was 1.1342, and the highest was 1.1679. The rate at the end of the period was 1.1342.

For the nine months ended September 30, 2026 the average USD/EUR exchange rate was 1.1612, the lowest was 1.1342, and the highest was 1.2041.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB") Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2025, except for those discussed below.

New accounting standards and amendments adopted

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments were adopted on January 1, 2026, and did not have a significant impact on the Company’s financial statements.

New accounting standards and amendments to be adopted

IFRS 18, Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:
•Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.
•Enhanced transparency of management-defined performance measures ("MPMs") which would require companies to disclose explanations of those company specific measures that are related to the income statement.
•More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

The Company is currently evaluating the impact of this new standard. Based on the Company's initial assessment, IFRS 18 is primarily expected to affect the presentation of the consolidated statements of earnings and other comprehensive earnings, the categorization of certain income and expense line items, and to introduce new disclosures relating to MPMs. The Company is also evaluating the impact on the statement of earnings and other comprehensive earnings and the statement of cash flows from new subtotals and/or line items required under the new structure.

The Company will apply IFRS 18 to the reporting period beginning on January 1, 2027. Retrospective application is required, therefore the comparative information for the year ending December 31, 2026 will be restated in accordance with the new presentation requirements under IFRS 18.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2025.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2026 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold ounce sold;
•AISC per gold ounce sold;
•Gross profit excluding DDA;
•Sustaining, Expansionary and Exploration Capital Expenditures;
•Average revenue per ounce for at-market sales;
•Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Gross profit excluding DDA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Cash costs and AISC are mining-industry performance metrics. Their calculation relies on definitions and adjustments developed by the mining industry, rather than a standardized accounting framework. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DDA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures. Further, in relation to Bonikro, as the 2025 waste stripping benefits not only 2025 but also the following two years of production, the AISC per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

(In thousands of US Dollars, unless otherwise noted)	For three months ended September 30, 2026				For three months ended September 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$42,793	$40,018	$117,724	$200,535	$37,164	$42,510	$95,353	$175,027
DDA	9,768	7,792	5,473	23,033	10,444	3,792	2,924	17,160
Cost of Sales	$52,561	$47,810	$123,197	$223,568	$47,608	$46,302	$98,277	$192,187
Cash Cost Adjustments
DDA	$(9,768)	$(7,792)	$(5,473)	$(23,033)	$(10,444)	$(3,792)	$(2,924)	$(17,160)
Agbaou Contingent Consideration	—	1,946	—	1,946	—	1,719	—	1,719
Silver by-Product credit	(326)	(114)	(194)	(634)	(224)	(55)	(449)	(728)
Total Cash Costs(1)	$42,467	$41,850	$117,530	$201,847	$36,940	$44,174	$94,904	$176,018

AISC(1) Adjustments
Reclamation & Remediation Accretion	$161	$113	$504	$778	$137	$156	$419	$712
Exploration Capital	656	1,258	2,271	4,185	750	962	208	1,920
Exploration Expenses	55	231	218	504	106	164	4,124	4,394
Sustaining Capital Expenditures	6,589	3,421	83	10,093	3,044	4,684	1,245	8,973
IFRS 16 Lease Adjustments	322	322	2,033	2,677	322	322	—	644
Total AISC(1)	$50,250	$47,195	$122,639	$220,084	$41,299	$50,462	$100,900	$192,661

Gold Ounces Sold	30,094	19,793	42,645	92,532	23,530	23,201	45,368	92,099

Cost of Sales per Gold Ounce Sold	$1,747	$2,416	$2,889	$2,416	$2,023	$1,996	$2,166	$2,087
Cash Cost(1) per Gold Ounce Sold	$1,411	$2,114	$2,756	$2,181	$1,570	$1,904	$2,092	$1,911
AISC(1) per Gold Ounce Sold	$1,670	$2,384	$2,876	$2,378	$1,755	$2,175	$2,224	$2,092

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

(In thousands of US Dollars, unless otherwise noted)	For nine months ended September 30, 2026				For nine months ended September 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$123,457	$107,819	$352,349	$583,625	$97,743	$99,034	$350,944	$547,721
DDA	27,041	18,503	15,251	60,795	29,299	9,070	18,934	57,303
Cost of Sales	$150,498	$126,322	$367,600	$644,420	$127,042	$108,104	$369,878	$605,024
Cash Cost Adjustments
DDA	$(27,041)	$(18,503)	$(15,251)	$(60,795)	$(29,299)	$(9,070)	$(18,934)	$(57,303)
Cost of production of ounces delivered as dividend prepayment	—	—	—	—	—	—	9,135	9,135
Agbaou Contingent Consideration	—	5,970	—	5,970	—	3,666	—	3,666
Silver by-Product credit	(1,365)	(392)	(703)	(2,460)	(553)	(168)	(1,056)	(1,777)
Total Cash Costs(1)	$122,092	$113,397	$351,646	$587,135	$97,190	$102,532	$359,023	$558,745

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$484	$339	$1,513	$2,336	$412	$468	$1,256	$2,136
Exploration Capital	2,177	4,361	2,456	8,994	2,394	2,639	361	5,394
Exploration Expenses	301	928	6,558	7,787	578	423	10,345	11,346
Sustaining Capital Expenditures	17,571	18,266	4,638	40,475	8,746	29,236	3,333	41,315
IFRS 16 Lease Adjustments	965	965	3,551	5,481	965	965	—	1,930
Total AISC(1)	$143,590	$138,256	$370,362	$652,208	$110,285	$136,263	$374,318	$620,866

Gold Ounces Sold	91,479	60,642	134,259	286,380	66,971	56,702	181,049	304,722
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	91,479	60,642	134,259	286,380	66,971	56,702	172,894	296,567

Cost of Sales per Gold Ounce Sold	$1,645	$2,083	$2,738	$2,250	$1,897	$1,907	$2,139	$2,040
Cash Cost(1) per Gold Ounce Sold	$1,335	$1,870	$2,619	$2,050	$1,451	$1,808	$1,983	$1,834
AISC(1) per Gold Ounce Sold	$1,570	$2,280	$2,759	$2,277	$1,647	$2,403	$2,067	$2,037
GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

AVERAGE REVENUE PER OUNCE FOR AT-MARKET SALES

The Company uses the non-GAAP measure “Average revenue per ounce for at-market sales”(1) to supplement information in its financial statements. Average revenue per ounce for at-market sales is a non-GAAP financial measure calculated by dividing revenue, excluding the effects of hedge settlements and streaming arrangements, by the number of ounces sold. Management uses this measure to assess realized pricing on its gold sales relative to the prevailing average market price per ounce.

The most directly comparable IFRS supplementary measure is Revenue per ounce. The reconciling items can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Operational Results.

As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular period and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•Non-recurring provisions,
•Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and provide an alternate indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies,
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular period and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Non-recurring provisions,
•Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Net Earnings (Loss)	$30,049	$(7,379)	$35,460	$17,034
Finance costs, net	$5,996	$5,926	$21,453	$14,000
DDA	23,033	17,160	60,795	57,303
Current income tax expense	65,271	33,291	185,363	75,551
Deferred income tax expense	(3,384)	21,799	60,646	33,119
EBITDA(1)	$120,965	$70,797	$363,717	$197,007

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
EBITDA(1)	$120,965	$70,797	$363,717	$197,007
Revaluation of financial instruments	(14,677)	21,437	17,668	49,524
Share-based compensation	4,662	14,214	60,992	35,491
Other	28,826	3,363	37,551	33,347
Adjusted EBITDA(1)	$139,776	$109,811	$479,928	$315,369

12.    CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between September 30, 2026, and December 31, 2025, and results of operations for the three and nine months ended September 30, 2026, and September 30, 2025.

This MD&A has been prepared as of November 4, 2026. This MD&A is intended to supplement and complement the Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian and United States securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties
•the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
•Kurmuk start up and first gold;
•progress and expectations with respect to the Company's expansion plans at Sadiola;
•the estimation of Mineral Reserves and Mineral Resources;
•the conversion of Mineral Resources to Mineral Reserves;
•opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
•continued implementation of its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
•continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
•the timing and amount of estimated future production in 2026 and beyond;
•the Company’s exploration plans for its mineral properties;
•the estimation of the life of mine of the Company’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities; and
•the Company’s expectation regarding the timing of mining studies.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; the expected performance of the Energy program not being realized; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 and March 31, 2026 are estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
•reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% economic interest in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Oumé Deposit	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management’s Report on Internal Controls Over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings (“NI 52-109”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Beginning with the Company’s second annual report following its listing on the NYSE, for 2026 financial results, the Company will be required to provide a management report on ICFR and the Company's independent registered public accounting firm will be required to attest to the effectiveness of ICFR once the Company is subject to the auditor attestation requirements under Section 404(b) of the Sarbanes‑Oxley Act.

Under the supervision and with the participation of management, including the Chairman & Chief Executive Officer and Chief Financial Officer, the Company has designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) and conducted an evaluation of the design and operating effectiveness of the Company's ICFR as of December 31, 2025.

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies in its ICFR that were deemed to aggregate to material weaknesses. A “material weakness” is a
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness relates primarily to deficiencies in the Company’s information technology general controls ("ITGCs") predominantly related to legacy systems and deficiencies in the Company’s process-level IT application controls, including weaknesses in access management, segregation of duties, and control execution, which collectively create a reasonable possibility that the Company’s ICFR would not prevent or detect a material misstatement on a timely basis.

The second material weakness on the implementation of controls resulted from limitations in its processes, systems, and resourcing, resulting in a pervasive potential impact to the consolidated financial statements. The control environment, systems architecture, documentation standards, and available resources require further redesign to meet the necessary formalized internal control, governance, and documentation requirements.

As remediation efforts are ongoing, the Company's Chairman & Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2026 the Company has not yet remediated its material weaknesses. Consequently, it has been concluded that the Company did not maintain effective internal control over financial reporting.

Changes in ICFR

During the three months ended September 30, 2026, management continued remediation activities related to the previously identified material weaknesses. These activities did not result in changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR during the quarter.

Management’s Remediation Plan

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company’s internal control environment and support sustainable public-company compliance, including:
•Completing enhancements and redesign of ITGCs for certain legacy systems;
•Continuing to perform ICFR and IT risk assessments and implementing additional control activities responsive to identified risks (including enhancements to IT general controls);
•Implementing automated controls and system-based validations, where feasible, to reduce reliance on manual processes and strengthen control consistency;
•Improving documentation and retention practices to ensure audit-ready support including clear supporting data sources, and evidence of timely review and approval in accordance with internal control and governance requirements;
•Completing the formalization of policies and procedures across finance and IT functions to align with public company governance standards and NYSE listing requirements;
•Continuing to engage a third-party advisor to support the SOX readiness efforts and to assist with control design, documentation, and testing in preparation for compliance with Section 404.

While management is making improvements to the Company’s control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weaknesses have not yet been fully remediated. The Company may not be able to fully remediate the material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

This evaluation process, including testing the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026, but may extend into 2027 as full remediation requires controls to operate effectively for a sufficient period of time.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. Our Chairman & Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's DCPs as of September 30, 2026, have concluded that, by implication of the aforementioned material weaknesses, the Company's DCPs were not effective in providing reasonable assurance that information required to be disclosed by the Company is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chairman & Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, recognize that any ICFR and DCP, no matter how well designed or operated, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026
ENDNOTES

(1)This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debentures, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)Each stock option is exercisable into one common share of the Company, upon vesting. Restricted share units once fully vested are redeemable into one common share of the Company.

(6)Working Capital movement refers to the sum of
a.(Increase) / decrease in trade and other receivables
b.(Increase) / decrease in inventories
c.Increase / (decrease) in trade and other payables

(7)The Government of Ethiopia is entitled to a 7% economic interest in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)Included in gold ounces sold for the three months ended March 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.
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